Exhibit 99.3

WNS (HOLDINGS) LIMITED

PROXY STATEMENT

ANNUAL GENERAL MEETING

To be held on September 21, 2023

INFORMATION ABOUT THE ANNUAL GENERAL MEETING AND VOTING

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the “Board” or the “Board of Directors”) of WNS (Holdings) Limited, a company incorporated in Jersey, Channel Islands (the “Company” or “WNS”), of proxies for voting at the Company’s Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on September 21, 2023 at 11:00 a.m. (British Summer Time) at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands or any adjournments thereof, for the purposes summarized in the accompanying Notice of Annual General Meeting and described in more detail in this Proxy Statement.

Shareholders Entitled to Notice of and to Vote at the Annual General Meeting

The Board has fixed the close of business on August 17, 2023 as the date for determining those holders of ordinary shares (collectively, the “Shareholders”) who will be entitled to notice of and to vote at the Annual General Meeting. Copies of the Notice of Annual General Meeting, this Proxy Statement, the accompanying Form of Proxy appointing a proxy or proxies, and the notice of availability of the Company’s annual report on Form 20-F for the financial year ended March 31, 2023 (the “Annual Report”) were first mailed to Shareholders on or about August 17, 2023. Shareholders are advised to read this Proxy Statement carefully prior to returning their Form of Proxy.

A Shareholder is a person whose name appears on our Register of Members as a holder of our ordinary shares.

At the close of business on June 30, 2023 there were 47,358,289 ordinary shares issued and outstanding.

Quorum

No business may be transacted at any general meeting unless a quorum of Shareholders entitled to vote at the meeting is present. Pursuant to the Articles of Association of the Company, the quorum for the holding of general meetings is not less than two Shareholders present in person or by proxy holding ordinary shares conferring not less than one-third of the total voting rights. If a quorum is not present, the Annual General Meeting will be adjourned to 11:00 a.m. (British Summer Time ) on September 28, 2023 at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Proxies

To be valid, the instrument appointing a proxy or proxies, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarially certified copy of any such power or authority), must be deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote. Shareholders may appoint the Chairman of the Annual General Meeting as their proxy.

A Shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the Shareholder for the number of ordinary shares specified in the instrument appointing the person as proxy. If a Shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of ordinary shares held by the Shareholder for which the relevant person is appointed his proxy. Each duly appointed proxy has the same rights as the Shareholder by whom he was appointed to speak at a meeting and vote at a meeting in respect of the number of ordinary shares held by the Shareholder for which he was appointed as proxy.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new form of proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on a poll. No instrument appointing a proxy shall be revoked by the appointing Shareholder attending and participating in a meeting, unless the appointing Shareholder votes on a poll at the meeting in respect of the ordinary shares for which the relevant proxy is appointed his proxy.

A body corporate which is a Shareholder entitled to attend and vote at the Annual General Meeting may authorize a person to act as its representative at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder. A body corporate which is a Shareholder may appoint more than one person to act as its representative. If a body corporate which is a Shareholder appoints more than one person to act as its representative, each resolution (and each instrument of appointment) shall specify the number of shares held by the Shareholder for which the relevant person is appointed its representative. For the avoidance of doubt, a body corporate which is a Shareholder may appoint (in addition to the representatives (if any) appointed by it) any number of persons to act as its proxy at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder. A person duly authorized to act as a representative of a body corporate which is a Shareholder shall be entitled to exercise on behalf of the Shareholder the same powers (in respect of the number of shares held by the Shareholder for which the relevant person is appointed its representative) as the Shareholder could exercise. If a Shareholder which is a body corporate appoints more than one representative (but subject to the voting instructions (if any) given by the Shareholder), no representative is required to cast all the votes used by him in respect of any resolution in the same way as any other representative or any proxy appointed by the Shareholder.

Voting

On a show of hands, every Shareholder present in person or by proxy shall have one vote and, on a poll, every Shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. On a poll, a Shareholder entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A resolution put to the vote of Shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or a Shareholder present in person or by proxy and entitled to vote at the Annual General Meeting. In the case of joint holders only one of them may vote and in the absence of election as to who is to vote, the vote of the holder whose name appears first in order in the Register of Members, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.

Ordinary shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) at least 48 hours before the time appointed for the Annual General Meeting will be voted at the Annual General Meeting in accordance with Shareholders’ instructions contained in the instrument.

Resolutions 1 to 7 are proposed as ordinary resolutions. On a show of hands, each of the ordinary resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of Shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in the manner described above, each of the ordinary resolution(s) to be proposed at the Annual General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Annual General Meeting shall not be entitled to a second or casting vote.

Resolutions 8 is proposed as special resolution. On a show of hands, the special resolution to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a majority of not less than two-thirds of Shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in the manner described above, the special resolution to be proposed at the Annual General Meeting for which voting by poll is demanded will be duly passed by the affirmative vote of a majority of not less than two-thirds of votes cast at the Annual General Meeting for each ordinary share held or represented, with each Shareholder present in person or by proxy having one vote for each ordinary share held or represented. In the event of an equality of votes, whether upon a show of hands or on a poll, the Chairman of the Annual General Meeting shall not be entitled to a second or casting vote.

General Information

The entire cost of the solicitation of proxies for the Annual General Meeting will be borne by WNS.

In this Proxy Statement, references to “$” or “US$” mean United States dollars, the legal currency of the United States.

References to “we”, “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

SUMMARY OF PROPOSALS

Shareholders will be requested to vote on the following proposals at the Annual General Meeting:

1.	Adoption of the audited annual accounts of the Company for the financial year ended March 31, 2023, together with the auditors’ report;

2.	Re-appointment of Grant Thornton Bharat LLP as the auditors of the Company.

3.	Approval of auditors’ remuneration for the financial year ending March 31, 2024;

4.	Re-election of Class II Director Mr. Keshav Murugesh;

5.	Re-election of Class II Director Ms. Diane de Saint Victor;

6.	Re-election of Class II Director Mr. Keith Haviland;

7.

Approval of Directors’ remuneration for their services to be rendered during the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024; and

8.

Purchase of up to 3.3 million ADSs, effective from October 1, 2023 to March 31, 2027 (both days inclusive), subject to a minimum and maximum price as described in this Proxy Statement (the “Repurchase Plan”);

PROPOSAL NO. 1

THAT the audited accounts of the Company for the financial year ended March 31, 2023, including the report of the auditors, be and hereby are adopted.

A company’s auditors are required by the Companies (Jersey) Law 1991 (the “Companies Law”) to make a report to the company’s shareholders on the accounts examined by them. The auditors’ report must state whether in their opinion the accounts have been properly prepared in accordance with the law and in particular whether either a true and fair view is given or the accounts are presented fairly in all material respects.

The Company’s financial statements included in the Annual Report have been prepared in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board and are accompanied by the auditors’ report from Grant Thornton Bharat LLP (which is set out as Appendix A to this Proxy Statement). Shareholders are requested to adopt the audited accounts of the Company for the year ended March 31, 2023, together with the auditors’ report (as set out in Appendix A to this Proxy Statement).

The Board recommends a vote “FOR” the adoption of the audited accounts of the Company for the financial year ended March 31, 2023, together with the auditors’ report.

PROPOSAL NO. 2

THAT Grant Thornton Bharat LLP be and hereby is re-appointed as the Company’s independent auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024.

A public company incorporated under the Companies Law is required by the Companies Law at each annual general meeting to obtain shareholders’ approval to appoint an auditor to hold office from the conclusion of that meeting to the conclusion of the next annual general meeting.

Shareholders are requested to approve the re-appointment of Grant Thornton Bharat LLP as the Company’s auditors in respect of the financial year ending March 31, 2024 and until the annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024.

The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” a re-appointment of Grant Thornton Bharat LLP as the Company’s auditors until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024.

PROPOSAL NO. 3

THAT:

(a)	a sum of US$821,150 (excluding taxes and out of pocket expenses); and

(b)

a further sum in an amount to be determined by the Board of Directors or a committee thereof, provided that such amount will be reported in the Company’s audited financial statements for the year ending March 31, 2024, be and hereby are approved as being available for the payment of remuneration to Grant Thornton Bharat LLP for the audit services to be rendered in respect of the Company’s financial statements for the financial year ending March 31, 2024 and that the Board of Directors or a committee thereof is authorized to determine the remuneration payable from time to time to the auditors during this period in accordance with this approval.

Under the Articles of Association of the Company, the business of a general meeting includes fixing the remuneration of the auditors. The precise amount of fees to be charged by the auditors for audit services to be rendered in respect of the financial year ending March 31, 2024 is not known. Consequently, the approval of the Shareholders in the Annual General Meeting is sought for the following to be available for payment of remuneration to the auditors for their respective audit services in respect of the Company’s financial statements to be rendered during the financial year ending March 31, 2024:

(a) a sum of US$821,150 (excluding taxes and out of pocket expenses); and

(b) a further sum in an amount to be determined by the Board of Directors or a committee thereof, provided that such amount will be reported in the Company’s audited financial statements for the year ending March 31, 2024.

The precise amount to be paid to the auditors for audit services will be determined by the Board or a committee thereof. The amount of fees that will be approved by the Board of Directors or a committee thereof, pursuant to the approval of Shareholders being granted herein (if this proposal is adopted), taking into consideration the number and location of the Company’s worldwide subsidiaries. The amount of fees may be higher than US$821,150 to the extent any additional subsidiary is incorporated or acquired in the financial year ending March 31, 2024, is approved by the Board or a committee thereof and is disclosed to Shareholders in the annual report for the financial year ending March 31, 2024.

The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote “FOR” the fixing of the auditors’ remuneration for the audit services to be rendered in respect of the financial year ending March 31, 2024.

PROPOSAL NO. 4

THAT Mr. Keshav Murugesh be and hereby is re-elected to hold office as a Class II Director from the date of the Annual General Meeting.

Mr. Keshav Murugesh is currently a Class II Director of the Company. The period of office of a Class II Director expires at the Annual General Meeting. Accordingly, it is proposed that Mr. Keshav Murugesh be re-elected as a Class II Director.

The biography of Mr. Keshav Murugesh and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Keshav Murugesh to the Board of Directors.

PROPOSAL NO. 5

THAT Ms. Diane de Saint Victor be and hereby is re-elected to hold office as a Class II Director from the date of the Annual General Meeting.

Ms. Diane de Saint Victor is currently a Class II Director of the Company. The period of office of a Class II Director expires at the Annual General Meeting. Accordingly, it is proposed that Ms. Diane de Saint Victor be re-elected as a Class II Director.

The biography of Ms. Diane de Saint Victor and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Ms. Diane de Saint Victor to the Board of Directors.

PROPOSAL NO. 6

THAT Mr. Keith Haviland be and hereby is re-elected to hold office as a Class II Director from the date of the Annual General Meeting.

Mr. Keith Haviland is currently a Class II Director of the Company. The period of office of a Class II Director expires at the Annual General Meeting. Accordingly, it is proposed that Mr. Keith Haviland be re-elected as a Class II Director.

The biography of Mr. Keith Haviland and a complete listing of all our Directors are provided in this Proxy Statement.

The Board recommends a vote “FOR” the re-election of Mr. Keith Haviland to the Board of Directors.

SPECIAL BUSINESS

PROPOSAL NO. 7

THAT:

(a)

an aggregate sum of US$ 6 (six) million be and hereby is approved as being available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to the grant of Awards (as defined in the Plan) referred to in (b) below) to the Directors of the Company, to be applied as the Directors may decide in their discretion, for such payment to be made during the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024 in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” in this Proxy Statement; and

(b)

as a further part of the Directors’ remuneration, the grant of Awards pursuant to the Plan to the Directors by the Board of Directors or a committee thereof in its discretion to be made during the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024 be and hereby is approved, provided that the maximum aggregate number of ordinary shares/ADSs that may be issued or transferred pursuant to any Awards made or to be made to the Directors pursuant to the Plan is limited to the maximum number of ordinary shares/ADSs available or reserved for such purpose under the Plan.

In accordance with Article 102 of the Articles of Association of the Company, the Company is requesting Shareholders’ approval for an aggregate sum of US$ 6(six) million to be available for the payment of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to the grant of Awards pursuant to the Plan) to the Directors of the Company. The remuneration and other benefits will be apportioned amongst the Directors in accordance with the Company’s compensation objectives and assessment process set out in the section “Compensation Discussion and Analysis” in this Proxy Statement.

Further, as part of the Directors’ remuneration, the Company is also requesting Shareholders’ approval for Awards to be granted to the Directors of the Company by the Board of Directors or a committee thereof in its discretion (subject to the maximum number of ordinary shares/ADSs available or reserved for such purpose under the Plan) in accordance with the 2016 Incentive Award Plan for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024.

The aggregate sum of remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to the grant of Awards pursuant to the Plan) paid to the Directors for their services rendered during the financial year ended March 31, 2023 was US$ 3.5 million. Our Directors were granted 431,825 restricted share units (“RSUs”) during the financial year ended March 31, 2023. During the financial year ended March 31, 2023, the Company granted RSUs to drive higher growth, based on performance and market conditions along with service conditions. The RSUs will vest upon the Company achieving the market capitalization target along with net revenue targets (together referred to as the “vesting conditions”). The vesting period ranges from 3 years and 2 months to 4 years and 9 months from the grant date depending on the achievement of the respective vesting conditions at each evaluation period. The vesting of RSUs will happen only on achievement of both vesting conditions. Any unvested RSUs due to non-achievement of the vesting conditions at the end of vesting period will lapse.

The Board recommends a vote “FOR” the approval of (a) a maximum sum of US$ 6 (six) million to be available for the payment of Directors’ remuneration and other benefits (excluding any charges incurred in connection with exercising issued and outstanding awards and any costs related to the grant of Awards referred to in (b)); and (b) the grant of Awards pursuant to the Plan to Directors by the Board of Directors or a committee thereof in its discretion (subject to the maximum number of ordinary shares/ADSs available or reserved for such purpose under the 2016 Incentive Award Plan) to be made during the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024.

PROPOSAL NO. 8

That the purchase of ADSs, effective from October 1, 2023 to March 31, 2027 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the number of ADSs to be purchased as set out below (the “Repurchase Plan”), be and hereby is approved.

That the Company be and is hereby generally and unconditionally authorized:

a)	pursuant to Article 57 of the Companies Law, to make purchases of the Company’s ADSs, provided that:

i)	the maximum number of the Company’s ADSs hereby authorized to be purchased under this authority is 3.3 million;

ii)	the minimum price, exclusive of any expenses, which may be paid for an ADS is S$10;

iii)	the maximum price, exclusive of any expenses, which may be paid for an ADS is US$180;

iv)	the authority hereby conferred shall be effective from October 1, 2023 to March 31, 2027 (both days inclusive); and

b)	pursuant to Article 58A of the Companies Law, to hold as treasury shares any ordinary shares represented by ADSs purchased under the authority conferred by paragraph (a) of this resolution.

DESCRIPTION OF THE REPURCHASE PLAN

Currently, the Company’s authorized share capital is £6,100,000 divided into 60,000,000 ordinary shares and 1,000,000 preferred shares of 10 pence each. Pursuant to Article 57 of the Companies Law”, a company may purchase its own depositary certificates in respect of such shares. However, the Companies Law also sets out a number of limitations on the terms of such purchases. A purchase under Article 57 of the Companies Law is required by law to be sanctioned by a special resolution of the Company, i.e. a resolution that is passed by at least two-thirds of the shares voted in person or by proxy at the Annual General Meeting.

Limit on Allowed Purchases under the Repurchase Plan

The total number of the Company’s ADSs hereby authorized to be purchased under this authority is 3.3 million, representing approximately 6.97% of the Company’s ordinary shares issued and outstanding as of June 30, 2023.

Duration of the Repurchase Plan

The authority for the purchase of the Company’s ADSs under the Repurchase Plan conferred by the Shareholders shall be effective from October 1, 2023 to March 31, 2027 (both days inclusive).

Purchase Price

The minimum price for purchases under the Repurchase Plan, exclusive of any expenses, which may be paid for an ADS shall be US$10. The maximum price for purchases under the Repurchase Plan, exclusive of any expenses, which may be paid for an ADS shall be US$180. These minimum and maximum prices have been determined by the Company considering the market volatility and anticipated price range over a period until March 31, 2027.

Manner of Purchases of ADSs and Implementation of Repurchase Plan

Under the Repurchase Plan, the Company may purchase its ADSs from time to time through open market purchases, accelerated share repurchase transactions, or other open market purchases permitted by applicable federal securities laws.

The Board of Directors has authorized each member of our Board of Directors or the Group Chief Executive Officer or the Group Chief Financial Officer or the General Counsel, acting singly, to, on behalf of the Company, prepare, execute and file or submit all necessary notifications, forms and agreements as may be required or as they consider desirable to implement the Repurchase Plan.

Treasury Shares

Under the Companies Law, a company may hold as treasury shares any of the ordinary shares it has redeemed or purchased, but may not exercise any voting rights attaching to such shares, make or receive any distribution in respect of such shares, nor exercise any other right in respect of such shares. Shares held as treasury shares may be cancelled, sold, transferred for the purposes of or under an employees’ share scheme or held by the company without cancelling, selling or transferring them. A company may hold as treasury shares such number of shares in the company that it has redeemed or purchased under the Companies Law as it thinks fit provided that another person holds at least one non-redeemable share in the company.

Status of Purchased Ordinary Shares

Any ordinary share represented by the ADS that we purchase or acquire will be held by us as a treasury share.

Source of Funds

The Company may source the funds for such repurchases from internal or external sources. Our directors do not propose to implement the Repurchase Plan in a manner and to such an extent that would materially affect our working capital requirements.

Pursuant to the Companies Law, the directors of the Company authorizing the purchase of ADSs pursuant to the Repurchase Plan shall make a statement as to the solvency of the Company at the time of any purchase of ADSs pursuant to the Repurchase Plan in the form prescribed by the Companies Law.

Rationale for the Repurchase Plan

We believe that the Repurchase Plan will benefit our shareholders by providing our directors with appropriate flexibility to repurchase our ADSs if the directors believe that such repurchases would be in the best interests of our shareholders. Our decision to repurchase our ADSs from time to time will depend on our continuing assessment of then current market conditions, our need to use available cash to fund our expansion, acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing.

The Board recommends a vote “FOR” the resolution to authorize the purchase of our ADSs, effective from October 1, 2023 to March 31, 2027 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased as set forth above.

OTHER BUSINESS

The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “Commission” or the “SEC”) allows the Company to “incorporate by reference” into this Proxy Statement the information in documents the Company files with or submits to the SEC. This means that the Company can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in the Company’s affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this Proxy Statement and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Proxy Statement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Proxy Statement and information incorporated by reference into this Proxy Statement, you should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below and any future filings or submissions that it makes with the Commission (except for our future submissions on Form 6-K which will only be incorporated by reference into this document if it states in such submissions that they are being incorporated by reference into this Proxy Statement) after the date of this Proxy Statement and before the date of the Annual General Meeting:

1.	The Company’s annual report on Form 20-F (File No. 001-32945) for the fiscal year ended March 31, 2023 filed with the Commission on May 16, 2023;

2.

The Company’s report on Form 6-K (File No. 001-32945), containing its unaudited condensed consolidated financial statements as of June 30, 2023 and for the three months ended June 30, 2023 and 2022 submitted to the Commission on August 4, 2023.

The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Proxy Statement is delivered, copies of the documents incorporated by reference in this Proxy Statement, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: WNS (Holdings) Limited, Plant 10, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India, Attention: Gopi Krishnan.

The Company’s filings with the Commission are available to the public over the Internet at the Commission’s website at http://www.sec.gov. You also may read and copy any document that the Company files with the Commission at the Commission’s public reference room in Washington, D.C. Please call the Commission at 1-800-732-0330 for further information about the public reference room.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Executive Officers

Our Board of Directors consists of eight directors.

The following table sets forth the name, age (as at June 30, 2023) and position of each of our directors and executive officers as at the date hereof.

Name	Age	Designation
Directors
Timothy L. Main (1)(2)	65	Non-Executive Chairman
Jason Liberty (3)	48	Director
Keshav R. Murugesh	59	Director and Group Chief Executive Officer
Françoise Gri (1)(4)	65	Director
Keith Haviland (5)	64	Director
Mario P. Vitale (5)	67	Director
Lan Tu (2)(6)	56	Director
Diane de Saint Victor (2)(5)	68	Director
Executive Officers
Keshav R. Murugesh	59	Group Chief Executive Officer
Sanjay Puria	49	Group Chief Financial Officer
Swaminathan Rajamani	47	Chief People Officer

Notes:

(1)	Member of our Compensation Committee.

(2)	Member of our Nominating and Corporate Governance & Environmental, Social and Governance (‘NCG & ESG’) Committee

(3)	Chairman of our Audit Committee with effect from January 1, 2023.

(4)	Chairperson of our NCG & ESG Committee.

(5)	Member of our Audit Committee.

(6)	Chairperson of our Compensation Committee with effect from January 1, 2023.

Summarized below is relevant biographical information covering at least the past five years for each of our directors and executive officers.

Directors

Timothy L Main was appointed to the WNS Board in June 2021, and he also serves on WNS’ Compensation and NCG & ESG Committee. In September 2021, he was appointed as the Non-Executive Chairman of the Board. Currently, Mr. Main serves on the Board of Quest Diagnostics as Chair of the Cybersecurity Committee and a member of the Audit & Finance and Governance committees. He has spent his entire career in the B2B services or outsourcing environment, including more than 25 years at Jabil, a leading provider of manufacturing services with a global operational footprint. He was the non-executive Chairman of the Board of Directors and a member of the Cyber Committee at Jabil Inc. During his tenure as Chief Executive Officer of Jabil, he led the company’s transformation and growth to a USD 17.6 billion, 141,000 employee organization through organic growth and strategic acquisitions. He comes with a rich experience and distinguished track record in international operations, corporate governance, vision and strategy, and technology-led growth. Mr. Main holds degrees from Michigan University and the Thunderbird School of Global Management. The business address of Mr. Main is 515, Madison Avenue, 8th Floor, New York, NY 10022.

Keshav R. Murugesh was appointed as our Group Chief Executive Officer and director in February 2010. Mr. Murugesh is based out of UK since March 18, 2022. As CEO he leads the transformation of WNS’ business model across the years resulting in the Company being recognized as a Digital led Business Transformation leader with clients investing heavily in Domain, Digital and Data to Insights. Prior to joining WNS, Mr. Murugesh was the Chief Executive Officer of Syntel Inc., a Nasdaq-listed information technology company. He holds a Bachelor of Commerce degree and is a Fellow of The Institute of Chartered Accountants of India. Prior to Syntel, he worked in various capacities with ITC Limited, an affiliate of BAT Plc. between 1989 and 2002. He also serves as Honorary Co -Chief Mentor and Non-executive member of Project Management Committee (PMG) for “KALPATARU” CoE on Industry 4.0. Presently, he is an Executive Council member of the National Association of Software and Service Companies (“NASSCOM”). He is also a Charter Member of the Board of Trustees for TiE Mumbai, which is a non-profit organization focusing on fostering entrepreneurship though mentoring, networking, funding and incubation and a member on advisory board of Atlas Skilltech University, a self-financed academic university. Previously, he held the position of Chairman and a Director at the Data Security Council of India, a not-for-profit, industry body on data protection in India set up by NASSCOM (from 2019 to 2020) and Vice-Chairman of the Executive Council of NASSCOM . He was the Chairman of the Audit Committee of NASSCOM (from 2017 to 2018) of which he stepped off on being elected Vice Chairman and the Honorary Chairman of The Confederation of Indian Industry – Western India’s Education Committee (from 2017-to 2018). He has also served as a former chairman of the BPM Council at NASSCOM. NASSCOM is the industry association for the IT-BPM sector in India. He is on the Board of WNS Cares Foundation, a company that focuses on WNS’s CSR arm and sustainability initiatives. He was the Chairman of SIFE (Students in Free Enterprise) India, which is a global organization involved in educational outreach projects in partnership with businesses across the globe, from 2005 to 2011. The business address of Mr. Murugesh is Malta House, 36-38 Piccadilly, W1J 0DP, London, United Kingdom.

Françoise Gri was appointed to our Board of Directors in May 2015. Ms. Gri brings over 31 years of international business experience to WNS, most recently as Chief Executive Officer of Pierre & Vacances-Center Parcs Group, a European leader in local tourism. In her previous roles, she was Executive Vice President – France, and then for all of Southern Europe, at Manpower, Inc., a workforce solutions company which she joined in 2007. During her 26-year career at IBM, she served in various executive positions, being at last as the President and Country GM for IBM France. She is a chairperson of Omnes Education erstwhile known as INSEEC U, which is a private multidisciplinary higher education and research institution, and a member of the Board of Directors and chairperson of the Risk Committee at Credit Agricole. She is also on the board of Francaise Des Jeux, Credit Agricole Investment Banking and acts as an independent lead director at Edenred. Ms. Gri has a Master of Science degree in Computer Engineering from Ecole Nationale Superieure d’Informatique et Mathematiques Appliquees ENSIMAG in Grenoble, France. The business address of Ms. Gri is 91 Boulevard Raspail 75006 Paris.

Keith Haviland was appointed to our Board of Directors in July 2017. He brings significant global technology and business experience to WNS, including strategic vision, executive leadership, operational execution and C-suite relationships. He spent 23 years with Accenture where he was a key founder of their offshore business model and technology global delivery network, creating Accenture’s centres in India and other locations. He later becoming responsible for all client –facing technology services including consulting, systems integration and outsourcing. He finished his tenure at Accenture in 2013 as Senior Managing Director of Technology Services and a member of their Global Leadership Council. Currently, Keith is an Emmy nominated and award winning film producer and the founder of Haviland Digital Limited, a company dedicated to creating award-winning intelligent film, television and digital media. He also serves on the board of several private companies viz Mission Control Productions Limited, Caravan Media Limited, 35 Yard Development Limited and Tin Goose Films Ltd. Mr. Haviland received a Master of Arts degree from Gonville and Caius College, Cambridge University in Mathematics and Management Science and is Fellow of the British Computer Society, a Fellow of the Institution of Engineering and Technology and a Liveryman of the Worshipful Company of Information Technologists. The business address of Mr. Haviland is 8 Albany Park Road, Kingston Upon Thames, London, KT2 5SW, United Kingdom.

Mario P. Vitale was appointed to our Board of Directors in October 2017. He has over 41 years of experience in the insurance industry. Currently, Mr. Vitale serves as the Chief Executive Officer of Resilience Cyber Insurance Solutions, a startup of a cyber-insurance platform for insurance. Most recently he was also a member of the advisory board of Kalepa Insurance and Director of Growthsource Academy, a non-profit organization. He also serves as the Trustee of St John’s University College of Insurance and as a Director on the Board of Broad Street Partners, an insurance brokerage Services Company. He was the Chief Executive Officer of Aspen Insurance, a leading specialty insurer. In his previous roles, he has been the Chief Executive Officer of Zurich Insurance Group’s Global Corporate business in North America from October 2006 to March 2011 and the Chief Executive Officer of Willis North America from January 2000 to October 2006. He was the Chairman of the Board of Blue Marble, a micro-insurance company from February 2016 to April 2017. The business address of Mr. Vitale is 1300 S Miami Ave, Unit 3705, Miami FL 33130 United States.

Jason Liberty was appointed to our Board of Directors in February 2020. Mr. Liberty is a Chairman of our Audit Committee. Mr. Liberty brings over 25 years of finance experience and deep domain expertise in the travel and leisure vertical. Currently, Mr. Liberty is the Director, President and Chief Executive Officer for Royal Caribbean Cruises Ltd (“Royal Caribbean”). Since joining Royal Caribbean in 2005, Mr. Liberty has had many roles, most recently as Executive Vice President and Chief Financial Officer. In his former role he was responsible for overseeing their finance and accounting, strategy, shared service operations, technology, supply chain, port operations, legal and risk management functions. Before joining Royal Caribbean Cruises Ltd. in 2005, he was a senior manager with KPMG, LLP. Mr. Liberty earned his MBA from University of North Carolina at Chapel- Hill, Kenan-Flagler Business School. The business address of Mr. Liberty is 1050, Caribbean Way, Miami FL33131.

Lan Tu was appointed to the WNS Board in February 2022 and serves as a Chairperson of Compensation Committee and a member of NCG & ESG Committee. Currently, Ms. Tu is the Senior Independent Director on the board of Shawbrook Bank Ltd and Shawbrook group PLC and a member of the nominations, remuneration, risk and audit committees. She also serves as a director and the Vice Chair on the Board of King’s College London and is a member of its Remuneration, Audit and Risk, and Staff and Culture Strategy Committees as well. Lan brings more than 31 years of diverse business experience to WNS, especially in strategic growth and financial services. Most recently, she served as the first CEO of Virgin Money Investments and as a Non-Executive Director at Arrow Global Group plc. Lan’s prior experience includes serving as the Chief Strategy Officer at Abrdn plc. She spent 12 years at American Express in a variety of roles. She began her career at McKinsey & Company in its London office. Lan holds an MBA degree from Harvard Business School and a Joint Honors BSc. degree from King’s College London. The business address of Ms. Tu is 1 Blakemore Villas, Blakemore Gardens, London SW13 9EH, United Kingdom.

Diane de Saint Victor was appointed to the WNS Board in April 2023 and also serves on our Audit Committee and NCG & ESG Committee. She brings decades of transformative business experience to WNS, including deep expertise in ESG and digital compliance, international law, talent management, and government relations. She has held senior-level roles with companies across varied industries during her career including global industrial, consumer goods, and financial services firms. Most recently, Diane was an Executive Committee Member of ABB, a Switzerland based technology leader in electrification and automation, where she led the global legal function as General Counsel. Prior to joining ABB, she held executive positions at Airbus Group, SCA Hygiene, Honeywell International, General Electric, and GE Healthcare. Diane currently serves as a non-executive director on the boards of Imperial Brands, C&A AG, and Transocean. She has previously held the position of non-executive director on the Barclays board. She holds a Business Law and an International Law Degree from Paris, France Law School’. The business address of Ms Diane Baarerstrasse 63, 6300 Zug (Switzerland).

Executive Officers

Keshav R. Murugesh is our Group Chief Executive Officer. Please see “— Directors” above for Mr. Murugesh’s biographical information.

Sanjay Puria serves as our Group Chief Financial Officer. He is based out of Mumbai, India and leads WNS’s global finance, information technology and procurement services functions. Presently, he serves on the Board of WNS Cares Foundation. Mr. Puria has over 24 years of experience, out of which over 20 years have been in the offshore services industry. He is a veteran at WNS, having managed several key finance functions including corporate strategy, mergers and acquisitions, financial planning and analysis, and strategic business development before taking over as the Group Chief Financial Officer. Prior to WNS, he was at the helm of operations for a global provider of integrated information technology and knowledge process outsourcing solutions, where his role centered around managing acquisitions, joint ventures, complex and multi-year contracts, strategizing on geographical expansion, revenue and cost management, pricing and commercials and implementation of LEAN initiatives. Mr. Puria is also Member of NASSCOM BPM Council, a not-for-profit industry association for IT-BPM sector in India. Mr. Puria is a Chartered Accountant from the Institute of Chartered Accountants of India and has passed the Certified Public Accountant examination from the American Institute of Certified Public Accountants. The business address of Mr. Puria is Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli, (West) Mumbai 400 079, India.

Swaminathan Rajamani is our Chief People Officer. Presently, he serves on the Board of WNS Cares Foundation. He leads WNS’s Human Resources function and is responsible for the entire gamut of people-oriented processes. Prior to joining WNS, he was with CA Technologies, where he served as Vice President — Human Resources and was the Country Head — HR for India. He has also served as Head of HR Operations at Syntel and thereafter, for a short while, was its Global HR Head. Prior to Syntel, he had a long tenure at GE spanning multiple roles such as Master Black Belt — HR and Assistant Vice President and Head — Operations for HR, Customer Research and Operational Analytics, apart from other roles in mergers and acquisitions. He is a certified Change Acceleration Coach and a keen practitioner of Six Sigma. He has a Masters in Social Work degree from the University of Madras. The business address of Mr. Rajamani is Gate 4,Godrej & Boyce Complex, Pirojshahnagar, Vikhroli (West) Mumbai 400079, India

Compensation

Compensation Discussion and Analysis

Compensation Objectives

Our compensation philosophy is to align employee compensation with our business objectives, so that compensation is used as a strategic tool that helps us recruit, motivate and retain highly talented individuals who are committed to our core values: clients first, integrity, respect, collaboration, learning and excellence. We believe that our compensation programs are integral to achieving our goal of “One WNS One Goal—Outperform!”

Our Compensation Committee is responsible for reviewing the overall goals and objectives of our executive compensation programs, as well as our compensation plans, and making changes to such goals, objectives and plans. Our Compensation Committee bases our executive compensation programs on the following objectives, which guide us in establishing and maintaining all of our compensation programs:

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Pay Differentiation: Based on the Job Responsibility, Individual Performance and Company Performance. As employees progress to higher levels in our company, their ability to directly impact our results and strategic initiatives increases. Therefore, as employees progress, an increasing proportion of their pay is linked to company performance and tied to creation of shareholder value.

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Pay for Performance. Our compensation is designed to pay for performance and thus we provide higher compensation for strong performance and, conversely, lower compensation for poor performance and/or where company performance falls short of expectations. Our compensation programs are designed to ensure that successful, high-performing employees remain motivated and committed during periods of temporary downturns in our performance.

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Balanced in Focus on Long-Term versus Short-Term Goals. As part of our compensation philosophy, we believe that equity-based compensation should be higher for employees with greater levels of responsibility and influence on our long-term results. Therefore, a significant portion of these individuals’ total compensation is dependent on our long-term share price appreciation. In addition, our compensation philosophy seeks to incentivize our executives to focus on achieving short-term performance goals in a manner that supports and encourages long-term success and profitability.

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Competitive Value of the Job in the Marketplace. In order to attract and retain a highly skilled work force in a global market space, we remain competitive with the pay of other employers who compete with us for talent in relevant markets.

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Easy to understand. We believe that all aspects of executive compensation should be clearly, comprehensibly and promptly disclosed to employees in order to effectively motivate them. Employees need to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributions to achieving our strategic, financial and operational goals. We also believe that compensation for our employees should be administered uniformly across our company with clear-cut objectives and performance metrics to eliminate the potential for individual supervisor bias.

Our Compensation Committee also considers risk when developing our compensation programs and believes that the design of our compensation programs should not encourage excessive or inappropriate risk taking.

Components of Executive Compensation

The compensation of our executive officers consists of the following five primary components:

•	Base salary or, in the case of executive officers based in India, fixed compensation;

•	Cash bonus or variable incentive;

•	Equity incentive grants of RSUs;

•	Other benefits and perquisites; and

•	Severance benefits.

The following is a discussion of our considerations in determining each of the compensation components for our executive officers.

Base Salary or Fixed Compensation

Base salary is a fixed element of our executives’ annual cash compensation, which is not tied to any performance criteria. We consider base salary an important part of an executive’s compensation and our Compensation Committee reviews each executive officer’s base salary annually as well as at the time of a promotion or other change in responsibility. Any base salary adjustments are usually approved early in the fiscal year, effective as at April 1, or as set out in the relevant employment agreement. The specific amount of base salary for each executive officer depends on the executive’s role, scope of responsibilities, experience and skills. Market practices are also considered in setting base salaries. Base salaries are intended to assist us in attracting executives and recognizing differing levels of responsibility and contribution among executives.

Cash Bonus or Variable Incentive

In addition to base salary, annual cash bonuses are another important piece of total compensation for our executive officers. Annual bonus opportunities are intended to support the achievement of our business strategies by tying a meaningful portion of compensation to the achievement of established objectives for the year. These objectives are discussed in more detail below. Annual bonus opportunities also are a key tool in attracting highly sought-after executives, and cash bonuses add a variable component to our overall compensation structure.

Equity Incentive Grants of RSUs

Our equity-based incentive program, through which we grant RSUs, is a key element of the total compensation for our executive officers. This equity-based incentive program is intended to attract and retain highly qualified individuals, align their long-term interests with those of our shareholders, avoid short term focus and effectively execute our long term business strategies. Our equity-based compensation is subject to multi-year vesting requirements by which executives’ gains can either be realized through (i) the achievement of set performance criteria and continued employment through the vesting period, or, simply, (ii) continued employment through the vesting period. These RSUs vests based on time and performance and these performance linked RSUs have the potential to vest above 100% based on meeting the set targets. For every grant made to our executives, the time to performance based vesting ratio is 27:73 at the maximum level of achievement.

We believe that our executive officers should also own and hold our equity to further align their interests with the long-term interests of our shareholders and further promote our commitment to sound corporate governance practices. To achieve this, we have adopted share ownership guidelines, pursuant to which each executive officer is required to achieve their respective target share ownership level over a period of five years. For more information, see “Share Ownership – Share Ownership Guidelines.”

Other Benefits and Perquisites

We provide benefits and perquisites to our executive officers that are generally available to and consistent with those provided to our other employees in the country in which the executive officer is located. We believe these benefits are consistent with the objectives of our compensation philosophy and allow our executive officers to work more efficiently. Such benefits and perquisites are intended to enhance the competitiveness of our overall compensation program. Such benefits normally include medical, accident and life insurance coverage, retirement benefits, club membership, reimbursement of telephone expenses, a car and related maintenance expenses, leased residential accommodation and other miscellaneous benefits which are customary in the location where the executive officer resides and are generally available to other employees in the country. All executive officers are covered by the directors’ and officers’ liability insurance policy maintained by us.

Severance Benefits

Under the terms of our employment agreements, we are sometimes obligated to pay severance or other enhanced benefits to our executive officers upon termination of their employment.

Our executive officers globally have enhanced levels of benefits based on their job level, seniority and probable loss of employment after a change in control. Executive officers generally are paid severance for a longer period as compared to other employees.

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Accelerated vesting of equity awards. All granted but unvested share options and RSUs would vest immediately and become exercisable (in the case of share options) by our executive officers subject to certain conditions set out in the applicable equity incentive plans or their individual employment agreements.

•	Severance and notice payment. Eligible terminated executive officers would receive severance and notice payments as reflected in their individual employment agreements.

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Benefit continuation. Eligible terminated executive officers would receive basic employee benefits such as medical and life insurance and other perquisites as reflected in their individual employment agreements.

In addition, we provide change in control severance protection to certain executive officers. Our Compensation Committee believes that such protection is intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control. In addition, for executive officers, the program is intended to align executive officers’ and shareholders’ interests by enabling executive officers to consider corporate transactions that are in the best interests of our shareholders and other constituents without undue concern over whether the transactions may jeopardize the executive officers’ own interest or employment.

Our Assessment Process

Our Compensation Committee has established a number of processes to assist it in ensuring that our executive compensation programs are achieving their objectives. Our Compensation Committee typically reviews each component of compensation at least every 12 months with the goal of allocating compensation between long term and currently paid compensation and between cash and non-cash compensation, and combining the compensation elements for each executive in a manner we believe best fulfills the objectives of our compensation programs.

Our Compensation Committee is responsible for reviewing the performance of each of our executive officers, approving the compensation level of each of our executive officers, establishing criteria for the grant of equity awards for each of our executive officers and approving such equity grants. Each of these tasks is generally performed annually by our Compensation Committee.

There are no predetermined individual or corporate performance factors or goals that are used by our Compensation Committee to establish the amounts or mix of any elements of compensation for the executive officers. Our Compensation Committee works closely with our Group Chief Executive Officer, discussing with him our company’s overall performance and his evaluation of and compensation recommendations for our executive officers. From time to time, our Compensation Committee also seeks the advice and recommendations of an external compensation consultant to benchmark certain components of our compensation practices against those of its peers. The companies selected for such benchmarking include companies in similar industries and generally of similar sizes and market capitalizations. Where compensation information is not available for any specific position an executive officer holds for companies that provide business and technology services, our Compensation Committee reviews data corresponding to the most comparable position and also considers the comparative experience of executives.

Our Compensation Committee then utilizes its judgment and experience in making all compensation determinations. Our Compensation Committee’s determination of compensation levels is based upon what the members of the committee deem appropriate, considering information such as the factors listed above, as well as input from our Group Chief Executive Officer and, from time to time, information and advice provided by an independent compensation consultant.

Other processes that our Compensation Committee has established to assist in ensuring that our compensation programs operate in line with their objectives are:

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Assessment of Company Performance: Our Compensation Committee uses financial performance measures to determine a significant portion of the size of payouts under our cash bonus program. The financial performance measures, adopted on improving both top line (which refers to our revenue less repair payments (non-GAAP) as described in “Part I — Item 5. Operating and Financial Review and Prospects — Overview” of the Annual Report) and bottom line (which refers to our adjusted net income (“ANI”) (non-GAAP), which is calculated as our profit excluding impairment of goodwill, share-based compensation expense, acquisition-related expenses and amortization of intangible assets. including the tax effect thereon) and other measures, such as our adjusted operating margin (non-GAAP), which is calculated as adjusted operating profit/(loss) (non-GAAP) (calculated as operating profit/(loss) excluding share-based compensation expense, acquisition-related expenses and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP), are pre-established by our Compensation Committee annually at the beginning of a fiscal year. When the pre-determined financial measures are achieved, executive officers receive amounts that are set for these targets. These measures reflect targets that are intended to be aggressive but attainable. The remainder of an individual’s payout under our cash bonus program is determined by the achievement of individual performance objectives.

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Assessment of Individual Performance: Individual performance has a strong impact on the compensation of all employees, including our executive officers. The evaluation of an individual’s performance determines a portion of the size of payouts under our cash bonus program and also influences any changes in base salary. Our Compensation Committee, along with our Group Chief Executive Officer, set the respective performance objectives for the fiscal year for the executive officers. The performance objectives are initially proposed by our Group Chief Executive Officer and modified, as appropriate, by our Compensation Committee based on the performance assessment conducted for the preceding fiscal year and also looking at goals for the current fiscal year. Every evaluation metric is supplemented with key performance indicators. At the end of the fiscal year, our Group Chief Executive Officer discusses individuals’ respective achievement of the pre-established objectives as well as their contribution to our company’s overall performance and other leadership accomplishments. This evaluation is shared with our Compensation Committee. After the discussion, our Compensation Committee, in discussion with our Group Chief Executive Officer, assigns a corresponding numerical performance rating that translates into specific payouts under our cash bonus program and also influences any changes in base salary.

The Compensation Committee approves awards under our cash bonus or variable incentive program consistent with the achievement of applicable goals.

The Committee on occasion makes exceptions to payments in strict accordance with achievement of goals based on unusual or extraordinary circumstances. Executive officers must be on the payroll of our company on the last day of the fiscal year, March 31, to be eligible for payment under our cash bonus or variable incentive program.

Compensation decisions are designed to promote our fundamental business objectives and strategy. Our Compensation Committee periodically reviews matters such as succession planning, management performance and the business environment and considers such matters in making compensation decisions.

Benchmarking and Use of Compensation Consultant for Fiscal 2023

During fiscal 2023, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data, which was compiled directly by our external compensation consultant. The companies selected by our external compensation consultant for its survey for benchmarking our executive officers’ compensation included companies in similar industries and generally of similar sizes and market capitalizations.

The list of peer companies against which we benchmarked the compensation of our Group Chief Executive Officer and named executive officers in fiscal 2023 included the following:

Peer Group Companies for Named Executive Officers other than the Group Chief Executive Officer*
Accenture (BPM)	FirstSource Solutions	Mphasis
Capgemini (IT/ BPM)	Genpact Limited	Tata Consultancy Services (BPM)
Cognizant Technologies	HCL Technologies	Teleperformance
Conduent	ICICI Bank	Wipro Technologies (BPM)
EXL Services Holding Inc.	Infosys (BPM)
Peer Group Companies for the Group Chief Executive Officer
Cognizant Technologies	Genpact Limited	Teleperformance
Conduent	HCL Technologies	Wipro Technologies (BPM)
EXL Services Holding Inc.

*	Different subsets of the peer group were used for different named executive officers depending on the officer’s position and geographic location.

Our Compensation Committee used the data derived by our external compensation consultant primarily to ensure that our executive compensation programs are competitive. A selected subset of peer companies from those listed above that were found most closely comparable as benchmark for a particular position were considered to arrive at the compensation benchmark review of individual executive officers. Where compensation information was not publicly disclosed for a specific management position in the relevant industry, our Compensation Committee reviewed data corresponding to the most comparable position and also considered the comparative experience of the relevant executive officers.

There is enough flexibility in the existing compensation programs to respond and adjust to the evolving business environment. Accordingly, an individual’s compensation elements could be changed by our Compensation Committee based on changes in job responsibilities of the executive. In addition to input from our external compensation consultant’s survey, our Compensation Committee also took into consideration our performance and industry indicators in deciding our compensation for fiscal 2023.

Based on the elements listed above and in line with our compensation philosophy, in fiscal 2023 our Compensation Committee adjusted our executive officers compensation as described in “—Executive Compensation for Fiscal 2023” below.

Executive Compensation for Fiscal 2023

Total Compensation of Executive Officers

The following table sets forth the total compensation paid or proposed to be paid to each of our Group Chief Executive Officer, Group Chief Financial Officer and other named executive officers for services rendered in fiscal 2023 (excluding grants of RSUs which are described below).

Name	Base salary(1)	Benefits	Bonus	Total
Keshav R. Murugesh	$844,732	$232,050	$1,630,428	$2,707,210
Sanjay Puria	$404,343	$27,380	$651,615	$1,083,338
Gautam Barai(2)	$432,368	$35,210	$811,559	$1,279,138
Swaminathan Rajamani	$385,377	$24,504	$621,996	$1,031,877

Total	$2,066,821	$319,145	$3,715,598	$6,101,564

Notes:

(1)	Base salary does not include amount contributed towards provident fund which is set out in the table under “Other Benefits and Perquisites.”
(2)	Gautam Barai resigned as an officer of the Company on May 15, 2023.

Base Salary or Fixed Compensation

In reviewing base salaries for executive officers, our Compensation Committee reviewed compensation programs for our executive officers against publicly available compensation data compiled by our external compensation consultant and considered local market conditions, market data, the executive officer’s experience and responsibilities, the perceived risk of having to replace the named executive officer and the fact that the executive officers for fiscal 2023 had satisfactorily performed against their prior year’s individual performance objectives.

Our Compensation Committee has made the following determinations on the executive officers’ base salary:

•	Mr. Keshav R. Murugesh’s base salary was revised from $813,754 to $895,129. The salary revision was effective February 19, 2023.

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Mr. Sanjay Puria’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised from $342,606 to $ 411,127 in fiscal 2023. The salary revision was effective April 1, 2022.

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Mr. Gautam Barai’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised from $ 361,294 to $ 436,044 in fiscal 2023. The salary revision was effective April 1, 2022. Mr. Gautam Barai resigned as an officer of the Company on May 15, 2023.

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Mr. Swaminathan Rajamani’s base salary (including employer contribution towards Provident Fund (Retirement Benefit)) was revised from $ 311,460 to $ 392,440 in fiscal 2023. The salary revision effective April 1, 2022.

Cash Bonus or Variable Incentive

Our Compensation Committee believes that the executive officers must work as a team and focus primarily on company goals rather than solely on individual goals. Our Compensation Committee believes that enhancing the long-term value of our company requires increased revenue (both from existing and new clients), improved contribution and increased ANI (non-GAAP). Finally, our Compensation Committee believes it must also reward and encourage individual performance and therefore assigned certain weightages of the variable incentive to company and individual objectives, including achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP) and certain individual goals for various executive officers. Such bonuses are typically paid in April and/or May each year. The aggregate amount of all cash bonuses to be paid for fiscal 2023 does not exceed the aggregate cash bonus pool approved by our Compensation Committee for fiscal 2023. Each of our executive officers’ variable incentive packages for fiscal 2023 are as described below:

Our Compensation Committee set Mr. Murugesh’s target variable incentive, or cash bonus, at $1,028,696 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Murugesh’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Mr. Murugesh earned 158.5% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Puria’s target variable incentive for 2023 at $ 411,127 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Puria’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Puria earned 158.5% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Barai’s target variable incentive for 2023 at $436,044 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Barai’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP), ANI (non-GAAP), adjusted operating margin (non-GAAP), adjusted gross contribution (non-GAAP), and individual performance objectives. Based on actual performance against these objectives, Mr. Barai earned 186.1% of his target variable incentive amount on an overall basis.

Our Compensation Committee set Mr. Swaminathan’s target variable incentive for 2023 at $392,440 for 100% achievement of objectives. Our Compensation Committee assigned as Mr. Swaminathan’s performance objectives the achievement of targets for our revenue less repair payments (non-GAAP) and ANI (non-GAAP), and individual performance objectives. Based on actual performance against these various objectives, Mr. Swaminathan earned 158.5% of his target variable incentive amount on an overall basis.

Equity Incentive Grants of RSUs

During fiscal 2023, we continued the equity incentive scheme which has a vesting schedule linked to continued employment with our company through vesting date, achievement of financial performance targets and achievement of total shareholder return performance targets.

Consistent with our philosophy on equity grants to our executive officers, we awarded the following number of RSUs to our executive officers during fiscal 2023:

Name	Date of grant	Total RSUs granted for fiscal 2023		Weighted average grant date fair value ($)(1)
Keshav R. Murugesh	April 21, 2022	176,250	(2)	84.00
	August 1, 2022	235,000	(4)	29.60
Sanjay Puria	April 21, 2022	24,000	(3)	84.00
	August 1, 2022	28,400	(4)	29.60
Gautam Barai(5)	April 21, 2022	28,650	(3)	84.00
	August 1, 2022	33,800	(4)	29.60
Swaminathan Rajamani	April 21, 2022	21,000	(3)	84.00
	August 1, 2022	27,200	(4)	29.60

Notes:

(1)	The amounts shown under this column reflect the dollar amount of the weighted average grant date fair value of equity-based RSUs granted during the year.
(2)

The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vests according to the following schedule: 3.75% of the base award vests quarterly on the completion of each of the first eight quarters following the grant date, subject to the grantee’s continued employment with our company through the vesting date; 2.50% of the base award vests quarterly on the completion of each of the following four quarters, subject to the grantee’s continued employment with our company through the vesting date; and 60% of the base award vests on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The grantee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of RSUs based on service and achievement of financial performance is generally the market price of our shares on the date of grant and for total shareholder’s return performance based RSUs, it is determined using the Monte-Carlo simulation.

(3)

The RSUs granted (comprising a base award and an additional award of up to 50% of the base award granted for the achievement of specified performance criteria) vest according to the following schedule: 3.33% of the base award vests quarterly on the completion of each of the first twelve quarters following the grant date, subject to the grantee’s continued employment with our company through the vesting date; and 60% of the base award vests on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The grantee will be eligible for additional RSUs of up to 50% of the base award on the third anniversary of the grant date, subject to the grantee’s continued employment with our company through the vesting date and the achievement of conditions relating to our Company’s financial and total shareholder’s return performance as determined by our Compensation Committee. The fair value of RSUs based on service and achievement of financial performance is generally the market price of our shares on the date of grant and for total shareholder’s return performance based RSUs, it is determined using the Monte-Carlo simulation.

(4)

During the year ended March 31, 2023, the Company granted RSUs to drive higher growth, based on performance and market conditions along with service conditions. The RSUs will vest upon the Company achieving the market capitalization target along with net revenue targets (together referred as the “vesting conditions”). The vesting period ranges from 3 years and 2 months to 4 years and 9 months from the grant date dependent on achievement of respective vesting conditions at each evaluation period. The vesting of RSUs will happen only on achievement of both the vesting conditions. Any unvested RSUs due to non-achievement of vesting conditions at the end of vesting period will lapse.

(5)	Mr. Gautam Barai resigned as an officer of the Company on May 15, 2023.

Other Benefits and Perquisites

The retirement plans, health and welfare benefits provided to executive officers are the same plans and benefits available to all other employees of our company.

All directors and officers, including executive officers, are covered by the directors’ and officers’ liability insurance policy maintained by our company.

Additional perquisites provided to our executive officers in fiscal 2023 are summarized below:

Name	Provident Fund	Insurance benefits	Tax Reimbursement	Club Membership	Other Benefits	Total
Keshav R. Murugesh	$98,835	$49,201	$14,795	$34,926	$34,293	$232,050
Sanjay Puria	$19,734	$4,531	$3,115	$—	$—	$27,380
Gautam Barai(1)	$27,564	$4,531	$3,115	$—	$—	$35,210
Swaminathan Rajamani	$18,837	$2,552	$3,115	$—	$—	$24,504

Total	$164,970	$60,815	$24,140	$34,926	$34,293	$319,144

Note:

(1)	Mr. Gautam Barai resigned as an officer of the Company on May 15, 2023.

Non-executive Director Compensation for Fiscal 2023

Total Compensation of Non-Executive Directors

The following table sets forth the compensation paid or proposed to be paid to our non-executive directors for services rendered in fiscal 2023 (excluding grants of RSUs which are described below):

Name	Retainership Fees	Retainership fees for Board/Committee Chairman		Total
Gareth Williams	$56,250	$15,000	(1)	$71,250
John Freeland(2)	$75,000	$—		$75,000
Michael Menezes(3)	$56,250	$22,500	(3)	$78,750
Françoise Gri	$75,000	$15,000	(4)	$90,000
Keith Haviland	$75,000	$—		$75,000
Mario P. Vitale	$75,000	$—		$75,000
Jason Liberty	$75,000	$7,500	(5)	$82,500
Timothy L Main	$160,000	$—		$160,000
Lan Tu	$75,000	$5,000	(6)	$80,000

Total	$722,500	$65,000		$787,500

Notes:

(1)	Fee paid to Mr. Gareth Williams for serving as Chairman of our Compensation Committee till December 31, 2022 in fiscal 2023. Mr. Gareth Williams ceased to be a director after December 31, 2022
(2)	Mr. John Freeland will cease to be a director after August 31, 2023.
(3)	Fee paid to Mr. Michael Menezes for serving as Chairman of our Audit Committee till December 31, 2022 in fiscal 2023. Mr. Michael Menezes ceased to be a director after December 31, 2022.
(4)	Fee paid to Ms. Françoise Gri for serving as Chairperson of our NCG & ESG Committee in fiscal 2023.
(5)	Fee paid to Mr. Jason Liberty for serving as Chairman of our Audit Committee effective January 1, 2023 in fiscal 2023.
(6)	Fees paid to Ms. Lan Tu as Chairperson of our Compensation Committee effective January 1, 2023 in fiscal 2023.

Equity Incentive Grants of RSUs to Non-executive Directors

The following table sets forth information concerning RSUs awarded to our non-executive directors in fiscal 2023. These RSUs have a vesting period of one year. No options were granted in fiscal 2023.

Name	Date of grant	Total RSUs granted for fiscal 2023	Grant date fair value ($)(1)
Lan Tu	April 21, 2022	1,835	84.00
	July 19, 2022	1,900	77.71
Timothy L Main	July 19, 2022	3,540	77.71
Michael Menezes(2)	July 19, 2022	1,900	77.71
Gareth Williams(2)	July 19, 2022	1,900	77.71
John Freeland(2)	July 19, 2022	1,900	77.71
Françoise Gri	July 19, 2022	1,900	77.71
Keith Haviland	July 19, 2022	1,900	77.71
Mario Vitale	July 19, 2022	1,900	77.71
Jason Liberty	July 19, 2022	1,900	77.71

Note:

(1)

The amounts shown under this column reflect the dollar amount of the aggregate grant date fair value of equity-based RSUs granted during the year. The fair value of RSUs is generally the market price of our shares on the date of grant.

(2)	Mr. Michael Menezes and Mr. Gareth Williams ceased to be a director after December 31, 2022 and John Freeland will cease to be a director after August 31, 2023.

Future grants of awards will continue to be determined by our Board of Directors or our Compensation Committee under the 2016 Incentive Award Plan.

Employment Agreement of our Executive Director

We entered into an employment agreement with Mr. Keshav R. Murugesh in February 2010, to serve as our Group Chief Executive Officer. The agreement was amended with effect from February 19, 2013, February 19, 2014, February 19, 2017 and March 18, 2022, in each case to revise Mr. Murugesh’s compensation (including share grants). The agreement provides for Mr. Murugesh’s appointment for an initial five-year term, which is renewed automatically for three additional successive terms of three years each (up to Mr. Murugesh attains the age of 60 years), unless either we or Mr. Murugesh elects not to renew the term. Mr. Murugesh’s term of appointment under the current agreement expires in August 2023 when Mr. Murugesh attains the age of 60 years.

We entered into a new employment agreement with Mr. Murugesh effective April 1, 2022 and his employment shall continue, until August 17, 2025.

Under the terms of the current agreement, Mr. Murugesh is entitled to receive compensation, health and other benefits and perquisites commensurate with his position. Pursuant to the current agreement, Mr. Murugesh will be eligible to receive annually such number of RSUs to be computed based on our average share price (taking the daily US dollar closing price) during March of the fiscal year preceding the date of such determination and the value of such grant shall not be less than eight times the sum of his annual base salary. Mr. Murugesh is entitled to receive additional performance-based grants for meeting additional performance-based criteria, the value of such grant being up to 50% of eight times the sum of his annual base salary. Any grants of RSUs to Mr. Murugesh will be made pursuant to and in accordance with our 2016 Incentive Award Plan.

If Mr. Murugesh’s employment is terminated by us without cause or by Mr. Murugesh for good reason (each as defined in the current agreement) or is terminated for any reason other than those specified in the current agreement (including, without limitation, expiration of his employment period or we elect not to extend his employment), he would be entitled to all accrued and unpaid salary, accrued and unused vacation and any unreimbursed expenses, his base salary for a period of 12 months from the effective date of termination which will be paid in monthly installments and his target bonus for the year in which the termination occurs, both of which will be paid immediately.

Further, where Mr. Murugesh’s employment is terminated for reasons of death, disability or retirement as specified in the current agreement, he would be entitled to all accrued and unpaid salary and bonus, accrued and unused vacation, any unreimbursed expenses and vested benefits and other amounts due to him under our employee benefit plans.

With respect to share options and RSUs:

If Mr. Murugesh’s employment is terminated by us without cause all share options and RSUs granted in the fiscal years 2020-21, 2021-22 and 2022-23 (excluding the grant made in August 2022) would become exercisable on a fully accelerated basis. Further, all share options and RSUs granted in the fiscal years 2023-24 and 2024-25 would vest in accordance with the vesting schedule.

If Mr. Murugesh’s employment is terminated by Mr. Murugesh for good reason (as defined in the employment agreement), all share options and RSUs granted in the fiscal years 2020-21, 2021-22, 2022-23, 2023-24 and 2024-25 would become exercisable on a fully accelerated basis.

If Mr. Murugesh’s employment is terminated due to death, disability all share options and RSUs granted in the fiscal years 2020-21, 2021-22, 2022-23, 2023-24 and 2024-25 would become exercisable on a fully accelerated basis.

If Mr. Murugesh’s employment is terminated by us for cause (as defined in the employment agreement) or by Mr. Murugesh due to resignation (as defined in the employment agreement), no share options and RSUs would be accelerated.

If Mr. Murugesh’s employment is terminated for any other reason other than the one specified above, all share options and RSUs granted in the fiscal years 2020-21, 2021-22, 2022-23, 2023-24 and 2024-25 would become exercisable on a fully accelerated basis.

If we experience a change in control (as defined in our 2006 Incentive Award Plan for awards granted under that plan or as defined in our 2016 Incentive Award Plan for awards granted under that plan) while Mr. Murugesh is employed under the current agreement, all of the share options and RSUs granted to Mr. Murugesh under the current agreement will vest and the share options and RSUs would become exercisable on a fully accelerated basis.

Employee Benefit Plans

2006 Incentive Award Plan

We adopted our 2006 Incentive Award Plan on June 1, 2006. The purpose of the 2006 Incentive Award Plan was to promote the success and enhance the value of our company by linking the personal interests of the directors, employees and consultants of our company and our subsidiaries to those of our shareholders and by providing these individuals with an incentive for outstanding performance. The 2006 Incentive Award Plan was further intended to provide us with the ability to motivate, attract and retain the services of these individuals. On February 13, 2009, we adopted the Amended and Restated 2006 Incentive Award Plan. The Amended and Restated 2006 Incentive Award Plan reflects, among other changes to our 2006 Incentive Award Plan, an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.0 million to 4.0 million shares/ADSs, subject to specified adjustments under the plan. On September 13, 2011, we adopted the Second Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for granted under the plan to 6.2 million shares/ADSs, subject to specified adjustments under the plan. On September 25, 2013, we adopted the Third Amended and Restated 2006 Incentive Award Plan that reflects an increase in the number of ordinary shares and ADSs available for grant under the plan to 8.6 million shares/ADSs, subject to specified adjustments under the plan. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Shares Available for Awards

Subject to certain adjustments set forth in the 2006 Incentive Award Plan, the maximum number of shares that could be issued or awarded under the 2006 Incentive Award Plan was equal to the sum of (x) 8,600,000 shares, (y) any shares that remained available for issuance under our 2002 Stock Incentive Plan (which was adopted on July 3, 2002 and terminated upon the effective date of our 2006 Incentive Award Plan), and (z) any shares subject to awards under the 2002 Stock Incentive Plan which terminated, expired or lapsed for any reason or were settled in cash on or after the effective date of our 2006 Incentive Award Plan. As of the date of termination of the 2002 Stock Incentive Plan on July 25, 2006, the day immediately preceding the date of pricing of our initial public offering, an aggregate of 6,082,042 of our ordinary shares had been authorized for grant under the 2002 Stock Incentive Plan. The maximum number of shares which could be subject to awards granted to any one participant during any calendar year was 500,000 shares and the maximum amount that could be paid to a participant in cash during any calendar year with respect to cash-based awards was $10,000,000. To the extent that an award terminated or was settled in cash, any shares subject to the award would again be available for the grant. Any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation with respect to any award would not be available for subsequent grant. Except as described below with respect to independent directors, no determination was made as to the types or amounts of awards that would be granted to specific individuals pursuant to the 2006 Incentive Award Plan.

Administration. The 2006 Incentive Award Plan is administered by our Board of Directors, which may delegate its authority to a committee. We anticipate that our Compensation Committee will administer the 2006 Incentive Award Plan, except that our Board of Directors will administer the plan with respect to awards granted to our independent directors. The plan administrator determined eligibility, the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction, provided that the plan administrator would not have the authority to accelerate vesting or waive the forfeiture of any performance-based awards.

Eligibility. Our employees, consultants and directors and those of our subsidiaries were eligible to be granted awards, except that only employees of our company and our qualifying corporate subsidiaries were eligible to be granted options that are intended to qualify as “incentive share options” under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”).

Awards

Options: The plan administrator was able to grant options on shares. The per share option exercise price of all options granted pursuant to the 2006 Incentive Award Plan would not be less than 100% of the fair market value of a share on the date of grant. No incentive share option could be granted to a grantee who owned more than 10% of our outstanding shares unless the exercise price was at least 110% of the fair market value of a share on the date of grant. To the extent that the aggregate fair market value of the shares subject to an incentive share option became exercisable for the first time by any option holder during any calendar year exceeded $100,000, such excess would be treated as a non-qualified option. The plan administrator would determine the methods of payment of the exercise price of an option, which could include cash, shares or other property acceptable to the plan administrator (and could involve a cashless exercise of the option). The plan administrator designated in the award agreement evidencing each share option grant whether such share option would be exercisable for shares or ADSs. The award agreement could, in the sole discretion of the plan administrator, permit the option holder to elect, at the time of exercise, whether to receive shares or ADSs in respect of the exercised share option or a portion thereof. The term of options granted under the 2006 Incentive Award Plan could not exceed ten years from the date of grant. However, the term of an incentive share option granted to a person who owns more than 10% of our outstanding shares on the date of grant could not exceed five years. Under the 2006 Incentive Award Plan, the number of awards to be granted to our independent directors was determined by our Board of Directors or our Compensation Committee.

Restricted Shares. The plan administrator could grant shares subject to various restrictions, including restrictions on transferability, limitations on the right to vote and/or limitations on the right to receive dividends.

Share Appreciation Rights. The plan administrator could grant share appreciation rights representing the right to receive payment of an amount equal to the excess of the fair market value of a share on the date of exercise over the fair market value of a share on the date of grant. The term of share appreciation rights granted could not exceed ten years from the date of grant. The plan administrator could elect to pay share appreciation rights in cash, in shares or in a combination of cash and shares.

Performance Shares and Performance Share Units. The plan administrator could grant awards of performance shares denominated in a number of shares and/or awards of performance share units denominated in unit equivalents of shares and/or units of value, including dollar value of shares. These awards could be linked to performance criteria measured over performance periods as determined by the plan administrator.

Share Payments. The plan administrator could grant share payments, including payments in the form of shares or options or other rights to purchase shares. Share payments could be based upon specific performance criteria determined by the plan administrator on the date such share payments were made or on any date thereafter.

Deferred Shares. The plan administrator could grant awards of deferred shares linked to performance criteria determined by the plan administrator. Shares underlying deferred share awards would not be issued until the deferred share awards have vested, pursuant to a vesting schedule or upon the satisfaction of any vesting conditions or performance criteria set by the plan administrator. Recipients of deferred share awards generally have no rights as shareholders with respect to such deferred shares until the shares underlying the deferred share awards have been issued.

Restricted Share Units. The plan administrator could grant RSUs, subject to various vesting conditions. On the maturity date, we will transfer to the participant one unrestricted, fully transferable share for each vested RSU scheduled to be paid out on such date. The plan administrator specified the purchase price, if any, to be paid by the participant for such shares. Generally, a participant will have to be employed by us on the date of payment of vested RSUs to be eligible to receive the payment of shares issuable upon vesting of the RSUs.

Performance Bonus Awards. The plan administrator could grant a cash bonus payable upon the attainment of performance goals based on performance criteria and measured over a performance period determined appropriate by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Code could be a performance-based award as described below.

Performance-Based Awards. The plan administrator could grant awards other than options and share appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for performance-based awards for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. The plan administrator determined the type of performance-based awards to be granted, the performance period and the performance goals. Generally, a participant will have to be employed by us on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Adjustments. In the event of certain changes in our capitalization, the plan administrator has broad discretion to adjust awards, including without limitation, (i) the aggregate number and type of shares that could be issued under the 2006 Incentive Award Plan, (ii) the terms and conditions of any outstanding awards, and (iii) the grant or exercise price per share for any outstanding awards under such plan to account for such changes. The plan administrator also has the authority to cash out, terminate or provide for the assumption or substitution of outstanding awards in the event of a corporate transaction.

Change in Control. In the event of a change in control of our company in which outstanding awards are not assumed by the successor, such awards will generally become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any awards outstanding to terminate at a specific time in the future and give each participant the right to exercise such awards during such period of time as the plan administrator, in its sole discretion, determines.

Vesting of Full Value Awards. Unless otherwise determined by the Committee, Full value awards (generally, any award other than an option or share appreciation right) will vest over a period of at least three years (or, in the case of vesting based upon attainment of certain performance goals, over a period of at least one year). However, full value awards that result in the issuance of an aggregate of up to 5% to the total issuable shares under the Plan may be granted without any minimum vesting periods. In addition, full value awards may vest on an accelerated basis in the event of a participant’s death, disability, or retirement, or in the event of the Company’s change in control or other special circumstances.

Non-transferability. Awards granted under the 2006 Incentive Award Plan are generally not transferable.

Withholding. We have the right to withhold, deduct or require a participant to remit to us an amount sufficient to satisfy federal, state, local or foreign taxes (including the participant’s employment tax obligations) required by law to be withheld with respect to any tax concerning the participant as a result of the 2006 Incentive Award Plan.

Termination or Amendment. On May 31, 2016, our 2006 Incentive Award Plan expired pursuant to its terms.

Outstanding Awards. As at June 30, 2023, RSUs to purchase an aggregate of 157,025 ordinary shares were outstanding, out of which RSUs to purchase 58,639 ordinary shares were held by all our directors and executive officers as a group.

There is no purchase price for the RSUs.

RSU Grants Outside of our Plans

On June 1, 2016, June 14, 2016 and July 13, 2016, we issued an aggregate of 44,284 restricted share units to certain of our employees and directors pursuant to an exemption from registration under the United States federal securities laws. We did not seek shareholder approval for these issuances as they are not required under the Companies Law.

2016 Incentive Award Plan

We adopted our 2016 Incentive Award Plan on September 27, 2016. The purpose of the 2016 Incentive Award Plan is to promote the success and enhance the value of our company by linking the personal interests of the directors, employees, and consultants of our company and our subsidiaries to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The 2016 Incentive Award Plan is further intended to provide us with flexibility in our ability to motivate, attract, and retain the services of these individuals, upon whose judgment, interest, and special effort the successful conduct of our company’s operation is largely dependent. On September 27, 2018, we adopted the First Amended and Restated 2016 Incentive Award Plan, which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 2.5 million to 3.9 million shares/ADSs, subject to specified adjustments under the plan. On September 24, 2020, we adopted the Second Amended and Restated 2016 Incentive Award Plan which reflects an increase in the number of ordinary shares and ADSs available for grant under the plan from 3.9 million to 6.1 million shares/ADSs subject to specific adjustments under the plan. On July 15, 2021, we adopted the Third Amended and Restated 2016 Incentive Award Plan which reflects the deletion of reload provisions.

Outstanding Awards. As at June 30, 2023, RSUs to purchase an aggregate 4,212,695 ordinary shares were outstanding, out of which RSUs to purchase 1,629,424 ordinary shares were held by all our directors and executive officers as a group. The weighted average grant date fair value of RSUs granted during fiscal 2023, 2022, and 2021 was $83.70, $74.14 and $43.26 per ADS, respectively.

There is no purchase price for the RSUs.

Other Employee Benefits

We also maintain other employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. In fiscal 2023, the total amount accrued by us to provide for pension, retirement or similar benefits was $16.7 million.

Provident Fund

In accordance with Indian, Philippines and Sri Lankan laws, all of our employees in these countries are entitled to receive benefits under the respective government provident fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (for India and Sri Lanka, currently 12% of the employee’s base salary and for the Philippines, 100 Philippine peso per month for every employee). These contributions are made to the respective government provident fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate of $12.7 million, $11.6 million and $9.4 million in each of fiscal 2023, 2022 and 2021, respectively, to the government provident fund.

US Savings Plan

Eligible employees in the US participate in a savings plan (the “US Savings Plan”), pursuant to Section 401(k) of the Code. The US Savings Plan allows our employees to defer a portion of their annual earnings on a pre-tax basis through voluntary contributions there under. The US Savings Plan provides that we can make optional contributions up to the maximum allowable limit under the Code. We contributed an aggregate of $2.3 million, $2.1 million and $1.8 million in each of fiscal 2023, 2022 and 2021 respectively, to the US Savings Plan.

UK Pension Scheme

Eligible employees in the UK contribute to a defined contribution pension scheme operated in the UK. The assets of the scheme are held separately from ours in an independently administered fund. The pension expense represents contributions payable to the fund by us. We contributed an aggregate of $1.2 million, $0.8 million and $0.9 million in each of fiscal 2023, 2022 and 2021, respectively, to the UK pension scheme.

Gratuity

In accordance with Indian, the Philippines and Sri Lankan laws, we provide for gratuity liability pursuant to a defined benefit retirement plan covering all our employees in India, the Philippines and Sri Lanka. Our gratuity plan provides for a lump sum payment to eligible employees on retirement, death, incapacitation or on termination of employment (provided such employee has worked for at least five years with our company) which is computed on the basis of employee’s salary and length of service with us (subject to a maximum of approximately $24,340 per employee in India). In India, we provide the gratuity benefit through determined contributions pursuant to a non-participating annuity contract administered and managed by the Life Insurance Corporation of India (“LIC”) and Aviva Life Insurance Company Private Limited (“ALICPL”). Under this plan, the obligation to pay gratuity remains with us although LIC and ALICPL administer the plan. We contributed an aggregate of $2.6 million, $2.4 million and $1.0 million in fiscal 2023, 2022 and 2021, respectively, to LIC and ALICPL.

Our Sri Lankan subsidiary, Philippines subsidiary and two Indian subsidiary have unfunded gratuity obligations.

Compensated Absence

Our liability for compensated absences is determined on the basis of an actuarial valuation using the projected unit credit method and is charged to income in the year in which they accrue.

Board Practices

Composition of the Board of Directors

Our Memorandum and Articles of Association provide that our Board of Directors consists of not less than three directors and such maximum number as our directors may determine from time to time. Our Board of Directors as of the date of this Proxy Statement consists of nine directors. Each of Messrs. Main, Vitale, Haviland, Freeland, Liberty, Ms. Gri, Ms. Tu and Ms. de Saint Victor satisfies the “independence” requirements of the NYSE rules. Mr. Freeland will cease to be a director after August 31, 2023.

All directors hold office until the expiry of their term of office, their resignation or removal from office for gross negligence or criminal conduct by a resolution of our shareholders or until they cease to be directors by virtue of any provision of law or they are disqualified by law from being directors or they become bankrupt or make any arrangement or composition with their creditors generally or they become of unsound mind. The term of office of the directors is divided into three classes:

•	Class I, whose term will expire at the annual general meeting to be held in fiscal 2026;

•	Class II, whose term will expire at the Annual General Meeting; and

•	Class III, whose term will expire at the annual general meeting to be held in fiscal 2025.

Our directors are classified as follows:

•	Class I: Mr. Mario P. Vitale, Mr. Tim Main and Ms. Lan Tu ;

•	Class II: Mr. Keshav R. Murugesh, Mr. Keith Haviland and Ms. Diane de Saint Victor; and

•	Class III: Ms. Françoise Gri, Mr. John Freeland and Mr. Jason Liberty.

The appointments of Messrs. Keith Haviland, Keshav Murugesh and Ms. Diane de Saint Victor will expire at the Annual General Meeting. Messrs. Haviland and Murugesh and Ms. de Saint Victor have expressed their willingness to be re-elected and, accordingly, we are seeking shareholders’ approval for their re-election at the Annual General Meeting.

At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control of management of our company.

There are no family relationships among any of our directors or executive officers. The employment agreement governing the services of one of our directors provides for benefits upon termination of employment as described above.

Our Board of Directors held five meetings and two board calls in fiscal 2023.

Board Leadership Structure and Board Oversight of Risk

Different individuals currently serve in the roles of Chairman of the Board and Group Chief Executive Officer of our company. Our Board believes that splitting the roles of Chairman of the Board and Group Chief Executive Officer is currently the most appropriate leadership structure for our company. This leadership structure will bring in greater efficiency as a result of vesting two important leadership roles in separate individuals and increased independence for the Board of Directors.

Board’s Role in Risk Oversight

Our Board of Directors is primarily responsible for overseeing our risk management processes. The Board of Directors receives and reviews periodic reports from the Head of Risk Management and Audit as considered appropriate regarding our company’s assessment of risks. The Board of Directors focuses on the most significant risks facing our company and our company’s general risk management strategy, and also ensures that risks undertaken by our company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

The Audit Committee has special responsibilities with respect to financial risks, and regularly reports to the full Board of Directors on these issues. Among other responsibilities, the Audit Committee reviews our company’s policies with respect to contingent liabilities and risks that may be material to our company, our company’s policies and procedures designed to promote compliance with laws, regulations, and internal policies and procedures, and major legislative and regulatory developments which could materially impact our company.

The Compensation Committee also plays a role in risk oversight as it relates to our company’s compensation policies and practices. Among other responsibilities, the Compensation Committee designs and evaluates our company’s executive compensation policies and practices so that our company’s compensation programs promote accountability among employees and the interests of employees are properly aligned with the interests of our shareholders.

Committees of the Board

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and an NCG & ESG Committee.

Audit Committee

The Audit Committee comprises four directors: Mr. Jason Liberty (Chairman), Mr. Keith Haviland, Mr. Mario P. Vitale and Ms. Diane de Saint Victor. Each of Messrs. Haviland, Liberty and Vitale and Ms. de Saint Victor satisfies the “independence” requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the NYSE listing standards. The principal duties and responsibilities of our Audit Committee are as follows:

•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

The Audit Committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Liberty serves as our Audit Committee financial expert, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

We have posted our Audit Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Audit Committee held five meetings in fiscal 2023.

Compensation Committee

As of the date of this Proxy Statement, the Compensation Committee comprises four directors: Ms. Lan Tu (Chairperson), Mr.Timothy L Main, Mr. John Freeland and Ms Françoise Gri. Each of Mr. Main, Mr. Freeland, Ms. Gri and Ms. Tu satisfies the “independence” requirements of the NYSE listing standards. Mr. John Freeland will cease to be a director after August 31, 2023. The scope of this committee’s duties includes determining the compensation of our executive officers and other key management personnel. The Compensation Committee also administers the 2006 Incentive Award Plan and the 2016 Incentive Award Plan, reviews performance appraisal criteria and sets standards for and decides on all employee shares options allocations when delegated to do so by our Board of Directors.

We have posted our Compensation Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The Compensation Committee held four meetings in fiscal 2023.

NCG & ESG Committee

The NCG & ESG Committee comprises five directors: Ms. Françoise Gri (Chairperson), Ms. Lan Tu, Ms. Diane de Saint Victor Messrs John Freeland and Messrs. Timothy L Main. Each of Ms. Gri, Ms. Tu, Ms. de Saint Victor, Messrs. Freeland and Messrs. Main satisfies the “independence” requirements of the NYSE listing standards.

The principal duties and responsibilities of the nominating and governance committee are as follows:

•

to assist the Board of Directors by identifying individuals qualified to become board members and members of board committees, to recommend to the Board of Directors nominees for the next annual meeting of shareholders, and to recommend to the Board of Directors nominees for each committee of the Board of Directors;

•	to monitor our corporate governance structure; and

•	to periodically review and recommend to the Board of Directors any proposed changes to the corporate governance guidelines applicable to us.

We have posted our NCG & ESG Committee charter on our website at www.wns.com. Information contained in our website does not constitute a part of this Proxy Statement.

The NCG & ESG Committee uses its judgment to identify well qualified individuals who are willing and able to serve on our Board of Directors. Pursuant to its charter, the NCG & ESG Committee may consider a variety of criteria in recommending candidates for election to our board, including an individual’s personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today’s business environment; experience in our company’s industry and with relevant social policy concerns; experience as a board member of another publicly held company; academic expertise in an area of our company’s operations; and practical and mature business judgment, including ability to make independent analytical inquiries.

The NCG & ESG Committee considers director nominees with a diverse range of backgrounds, skills, national origins, values, experiences and occupations.

The NCG & ESG Committee held four meetings in fiscal 2023.

Executive Sessions

Our non-executive directors meet regularly in executive session without executive directors or management present. The purpose of these executive sessions is to promote open and candid discussion among the non-executive directors. Our non-executive directors held four executive sessions in fiscal 2023.

Shareholders and other interested parties may communicate directly with the presiding director or with our non-executive directors as a group by writing to the following address: WNS (Holdings) Limited, Attention: Non-Executive Directors, Gate 4, Godrej & Boyce Complex, Pirojshanagar, Vikhroli (W), Mumbai 400 079, India.

Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by each of our directors and by all our directors and executive officers as a group as at June 30, 2023. As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as at June 30, 2023 are based on an aggregate of 47,358,289 ordinary shares outstanding as at that date.

Name	Number	Percent
Directors :
Timothy Main(1)	14,240	0.03%
Keshav Murugesh	655,749	1.38%
John Freeland(2)	50,453	0.11%
Francoise Gri	21,655	0.05%
Keith Haviland	15,450	0.03%
Mario Vitale	11,990	0.03%
Jason Liberty	7,484	0.02%
Lan Tu	1,835	0.00%
Diane de Saint Victor	—	0.00%
Executive Officers :
Sanjay Puria	40,468	0.09%
Swaminathan Rajamani	78,082	0.16%
All our directors and executive officers as a group 10 persons (as at June 30, 2023)	897,406	1.89%

Notes:

(1)	Timothy L Main holds 10,000 shares in the form of ADSs.
(2)	Of the 50,453 shares beneficially owned by Mr. John Freeland, 17,250 shares are in the form of ADSs.

Mr. John Freeland will cease to be director after August 31, 2023.

As at June 30 2023, there were no options held by our directors and executive officers. The following table sets forth information concerning RSUs held by our directors and executive officers as at June 30, 2023:

Name	RSU Summary
	Number of shares underlying unexercised RSUs held that have vested but unexercised	Number of shares underlying unexercised RSUs held that will become vested in next 60 days from Jun 30, 2023 (With vesting dates)	Vesting Dates	Number of shares underlying unexercised RSUs held that have not vested
Directors
John Freeland	0	1,900	19-Jul-23	0
Francoise Gri	0	1,900	19-Jul-23	0
Keith Haviland	0	1,900	19-Jul-23	0
Mario Vitale	0	1,900	19-Jul-23	0
Jason Liberty	0	1,900	19-Jul-23	0
Timothy Main	0	3,540	19-Jul-23	0
Lan Tu	0	1,900	19-Jul-23	0
Diane de Saint Victor	0			1,710
Executive Officers
Keshav Murugesh	655,749	3,088	21-Jul-23	701,463
		4,406	21-Jul-23
		4,519	25-Jul-23
Sanjay Puria	40,468	590	21-Jul-23	95,336
		534	21-Jul-23
		583	25-Jul-23
Swaminathan Rajamani	78,082	493	21-Jul-23	85,123
		466	21-Jul-23
		513	25-Jul-23

Share Ownership Guidelines

In July 2014, our Board of Directors adopted a share ownership policy, which was amended in January 2015 and effective from April 1, 2015, outlining the share ownership guidelines for, among other employees, our directors and executive officers. Our share ownership policy was further amended for other employees and executive officers effective July 2019. We believe that this policy further aligns the interests of our directors and executive officers with the long-term interests of our shareholders and promotes our commitment to sound corporate governance practices.

Under our amended policy, each of our non-executive directors must hold at least the amount of vested shares of our company by the fifth anniversary of such director’s initial election to the Board as shown in the table below:

Position	Share Ownership Guidelines
For Non-Executive Directors (except Board Chairman)	3.0 x value of annual share grant in $
For the Board Chairman	4.0 x value of annual share grant in $

In the event a non-executive director holds at least the required valued of our ordinary shares during the required time period, but the value of the director’s shares decreases below the shareholding requirement due to a decline in the price of our ADSs, the director shall be deemed to have complied with this policy so long as the director does not sell any shares.

Our amended policy provides that our executive officers are required to hold a multiple of their annual base salary in shares of our company as shown in the table below.

Position	Share Ownership Guidelines
Group Chief Executive Officer	4.0 x annual base salary
Group Chief Financial Officer	2.0 x annual base salary
Chief People Officer	2.0 x annual base salary

Executive officers have five years to achieve the specified ownership level according to the following build-up schedule: achieving a share ownership level equivalent to 5%, 15%, 30%, 60% and 100% of their specified ownership level in the first, second, third, fourth and fifth year, respectively.

For our Group Chief Financial Officer, our Compensation Committee changed the share ownership level from 1.5 times to 2 times his annual base salary. The additional ownership level of 0.5 times his annual base salary was to be attained over the period of five years in the same ratio as outlined above.

For our and Chief People Officer, our Compensation Committee changed the share ownership level from 1 time to 2 times his annual base salary. The additional ownership level of 1 time his annual base salary was to be attained over the period of five years in the same ratio as outlined above.

Shares owned by immediate family members and any trust for the benefit only of the executive officer/director or his or her family members are included in the determination of such executive officer/director’s share ownership level.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table sets forth information regarding beneficial ownership of our ordinary shares as at June 30, 2023 held by each person who is known to us to have a 5.0% or more beneficial share ownership based on an aggregate of 47,358,289 ordinary shares outstanding as of that date. Beneficial ownership is determined in accordance with the rules of the Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
FMR LLC (2)	4,895,598	10.34%
Nalanda India Fund Limited (3)	4,122,196	8.70%

Notes:

(1)	Based on an aggregate of 47,358,289 ordinary shares outstanding as at June 30, 2023.
(2)

Information is based on Amendment No. 20 to a report on Schedule 13G jointly filed with the Commission on February 9, 2023 by FMR LLC and Abigail P. Johnson. FMR LLC and Abigail P. Johnson filed Amendment No. 20 to a report on Schedule 13G jointly filed with the Commission on February 9, 2023 reporting beneficial ownership of 4,895,598 shares as of December 30, 2022. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. According to this Amendment No. 20, members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the US Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(3)	Information is based on Amendment No. 5 to a report on Schedule 13G filed with the Commission on February 14, 2019 by Nalanda India Fund Limited.

The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:

•

Waddell & Reed Financial, Inc. (“WDR”) reported its beneficial ownership of our ordinary shares to be 11.6% (based on the then number of our ordinary shares reported as outstanding) in Amendment No. 9 to a report on Schedule 13G filed with the Commission on February 14, 2020 and 10.6% based on the then number of our ordinary shares reported as outstanding at that time) in Amendment No. 10 to a report on Schedule 13G filed with the Commission on February 12, 2021. On April 30, 2021, WDR filed a current report on Form 8-K with the Commission announcing the completion of its acquisition by Macquarie Management Holdings, Inc. and became a wholly owned subsidiary of Macquarie Management Holdings, Inc.

•

Macquarie Group Limited reported its beneficial ownership of our ordinary shares to be 5.32% (based on the then number of our ordinary shares reported as outstanding) in a report on Schedule 13G filed with the Commission on February 14, 2022 and 0.12% (based on the then number of our ordinary share reported as outstanding) in an amendment to a report on Schedule 13G filed with the Commission on July 11, 2022. Macquarie Management Holdings, Inc., which was described in this report on Schedule 13G as being owned by Macquarie Group Limited and a joint filer of the report, reported that it had no beneficial ownership of our ordinary shares. On February 21, 2023, Macquarie Group Limited filed a Form 13F with the Commission and reported that it had beneficial ownership of 2,467,875 of our ordinary shares as at December 31, 2022, which represented 5.1% of our then ordinary shares. On June 1, 2023, Macquarie Group Limited filed a Form 13F with the Commission and reported that it had beneficial ownership of 2,392,777 of our ordinary shares as at March 31, 2023, which represented approximately 4.95% of our then ordinary shares.

•

Grandeur reported its beneficial ownership of our ordinary shares to be 5.15% (based on the then number of our ordinary shares reported as outstanding) in a report on Schedule 13G filed with the Commission on February 17, 2021, 5.88% (based on the then number of ordinary shares reported as outstanding) in a report on Schedule 13G filed with the Commission on February 14, 2022, and 2.58% (based on the then number of ordinary shares reported as outstanding) in a report on Schedule 13G filed with the Commission on February 13, 2023.

None of our major shareholders have different voting rights from our other shareholders.

As at June 30, 2023, 47,358,289 of our ordinary shares, representing 99.55% of our outstanding ordinary shares, were held by Deutsche Bank Trust Company Americas, the depositary for our ADS holders. We are aware of 13 record shareholders being a US citizen or an entity incorporated in the US, including the depositary, as at June 30, 2023. Since certain of these ordinary shares and ADSs were held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or where the beneficial holders are resident. All holders of our ordinary shares are entitled to the same voting rights.

Related Party Transactions

(Amounts in thousands)

The following is a description of our related party transactions, determined in accordance with the rules and regulations promulgated under the Exchange Act that were either material to us or the related party.

Mr. Keshav Murugesh is a member of the Executive Council at NASSCOM. During fiscal 2023, we paid membership and subscription charges and sponsorship fees for various events conducted by NASSCOM amounting to $64.

See also “ Directors, Senior Management and Employees — Compensation — Employment Agreement of our Executive Director” for a description of our employment agreement with Mr. Keshav R. Murugesh, our Group Chief Executive Officer and director.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Grant Thornton Bharat LLP served as our independent public accountant for fiscal 2023. The following table shows the fees we paid or accrued for audit and other services provided by Grant Thornton Bharat LLP and Grant Thornton member firms for fiscal 2023 and 2022.

	Fiscal
	2023	2022
Audit fees	$821,400	$635,105

Total	$821,400	$635,105

Notes:

Audit fees: This category consists of fees billed for the audit of financial statements, quarterly review of financial statements and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit; statutory audits required by non-US jurisdictions; consents and attest services.

Audit Committee Pre-approval Process

Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by our independent auditor. All of the services provided by Grant Thornton Bharat LLP and Grant Thornton member firms during the last fiscal year have been pre-approved by our Audit Committee.

STOCK PERFORMANCE GRAPH

The stock performance graph below shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the U.S. Securities Act of 1933, as amended, or under the Exchange Act (collectively, the “Acts”), except to the extent that we specifically incorporate this information by reference and shall not otherwise be deemed filed under such Acts. This graph below compares the total shareholder return of the Company’s ADSs, each represented by one ordinary share, with the S&P 500 Index, the NYSE Composite Index and our peer group index over a period from April 1, 2018 to June 30, 2023 . The peer group index is constructed based on the following selected peer group of companies: Infosys Technologies Limited, Wipro Limited, Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited (trading on the Bombay Stock Exchange and National Stock Exchange, India) and Exl Service. Holdings, Inc. and Genpact Limited. We believe that these companies most closely resemble our business mix and that their performance is representative of our industry. The returns of the component entities of the Company’s peer group index are weighed according to the market capitalization of each entity as of the beginning of each period for which a return is presented. The total shareholder return assumes US$100 invested at the beginning of the period in the Company’s ADSs, the S&P 500 Index, the NYSE composite Index and our peer group index. It also assumes reinvestment of all dividends.

Cumulative Total Return

Based upon an initial investment of US$100 on April 1, 2018 with dividends reinvested

Appendix A

Grant Thornton Bharat LLP

(Formerly Grant Thornton India LLP)

21st Floor, DLF Square

Jacaranda Marg, DLF Phase II,

Gurugram - 122 002

Haryana, India

T +91 124 462 8000

F +91 124 462 8001

www.grantthornton.in

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

WNS (Holdings) Limited

We have audited the accompanying consolidated statement of financial position of WNS (Holdings) Limited and subsidiaries (the “Company”) as of March 31, 2023, and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material aspects, the financial position of the Company as of March 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board and the requirements of the Company (Jersey) Law 1991.

Report on Other Legal and Regulatory Requirements under Companies (Jersey) Law 1991

Matters on which we are required to report by exception.

We have nothing to report in respect of the following matters in relation to which the Companies (Jersey) Law 1991 requires us to report to you, if in our opinion:

•	proper accounting records have not been kept by the Company; or

•	the Company’s financial statements are not in agreement with the accounting records; or

•	we have not received proper returns adequate for our audit from branches not visited by us; or

•	we have not obtained all the information and explanations, which to the best of our knowledge and belief, are necessary for the purposes of our audit.

For and on behalf of

Grant Thornton Bharat LLP

Abhishek Gupta

Partner

Gurugram, India

May 16, 2023